Exhibit 99.1

FOR IMMEDIATE RELEASE

Top 10 Cloud Player Cancels New Cloud
Infrastructure Architecture That Used Silicom’s
100-Gigabit-Switch-Fabric-On-A-NIC Due to
Internal Reasons

KFAR SAVA, Israel — March 13, 2018, - Silicom Ltd. (NASDAQ: SILC) today announced that the top-10 Cloud player that awarded Silicom its largest-ever design win (reported in March 2017) has decided to abort the new cloud infrastructure architecture for which it had ordered the Silicom 100-Gigabit-Switch-Fabric-On-A-NIC product.

In communicating its decision, the customer indicated that the cancellation was unrelated to Silicom’s product, development or support, which was flawless; rather, its decision to abort the configuration was based on issues and challenges faced at a much higher level of the new Cloud architecture.

Silicom has open POs related to the cancelled program that are due for delivery within the first and second quarters of 2018. The Company is now evaluating the impact of the news on the results of these quarters, as well as on its future results.

Commenting on the news, Shaike Orbach, Silicom’s President and CEO, said, “While we are obviously disappointed with the customer’s decision, we are encouraged by the technological success of the highly complex product that we developed for them: a success which has generated significant admiration for Silicom within this giant customer and its Tier-1 server manufacturer partners. We hope to leverage this trust to address additional significant opportunities with both the customer and its partners.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com